Exhibit 99.1

Tuniu Announces Unaudited First Quarter 2023 Financial Results

NANJING, China, June 9, 2023 - Tuniu Corporation (NASDAQ: TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

Highlights for the First Quarter of 2023

•	Net revenues in the first quarter of 2023 increased by 52.3% year-over-year to RMB63.2 million (US$9.2 million1).

•	Revenues from package tours in the first quarter of 2023 increased by 179.2% year-over-year to RMB40.1 million (US$5.8 million).

•	Gross profit in the first quarter of 2023 increased by 145.9% year-over-year to RMB38.9 million (US$5.7 million).

•	Operating expenses in the first quarter of 2023 decreased by 18.6% year-over-year to RMB55.9 million (US$8.1 million).

"We are pleased to see a robust rebound in our business during the first quarter of 2023. Our net revenues experienced strong year-over-year growth of 52%, while revenues from packaged tours soared 179% compared to the previous year. By capitalizing on our integrated model, we are strategically leveraging our deep supply chain and broad network of sales channels to attract an increasing number of customers and partners with Tuniu’s high-quality products and services. We are confident that this approach will continue to provide a strong foundation for our accelerated growth," said Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer. "We’re also pleased to note that our operating cash flow turned positive for the quarter as we continued to reduce operating expenses, further narrowing losses as compared to the same period last year. We remain committed to enhancing profitability by leveraging digitalization across all aspects of Tuniu’s product development, management, and sales."

First Quarter 2023 Results

Net revenues were RMB63.2 million (US$9.2 million) in the first quarter of 2023, representing a year-over-year increase of 52.3% from the corresponding period in 2022. The increase was primarily due to the growth of packaged tours as the travel market recovers.

•	Revenues from packaged tours were RMB40.1 million (US$5.8 million) in the first quarter of 2023, representing a year-over-year increase of 179.2% from the corresponding period in 2022. The increase was primarily due to the growth of organized tours.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 6.8676 on March 31, 2023 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

•	Other revenues were RMB23.1 million (US$3.4 million) in the first quarter of 2023, representing a year-over-year decrease of 15.0% from the corresponding period in 2022. The decrease was primarily due to the decrease in commission fees received from other travel-related products and revenues generated from financial services.

Cost of revenues was RMB24.3 million (US$3.5 million) in the first quarter of 2023, representing a year-over-year decrease of 5.3% from the corresponding period in 2022. As a percentage of net revenues, cost of revenues was 38.5% in the first quarter of 2023, compared to 61.9% in the corresponding period in 2022.

Gross profit was RMB38.9 million (US$5.7 million) in the first quarter of 2023, representing a year-over-year increase of 145.9% from the corresponding period in 2022.

Operating expenses were RMB55.9 million (US$8.1 million) in the first quarter of 2023, representing a year-over-year decrease of 18.6% from the corresponding period in 2022.

•	Research and product development expenses were RMB14.3 million (US$2.1 million) in the first quarter of 2023, representing a year-over-year decrease of 11.5%. The decrease was primarily due to the decrease in research and product development personnel related expenses.

•	Sales and marketing expenses were RMB20.0 million (US$2.9 million) in the first quarter of 2023, representing a year-over-year decrease of 32.9%. The decrease was primarily due to the decrease in sales and marketing personnel related expenses.

•	General and administrative expenses were RMB22.3 million (US$3.3 million) in the first quarter of 2023, representing a year-over-year decrease of 19.3%. The decrease was primarily due to the decrease in general and administrative personnel related expenses.

Loss from operations was RMB17.0 million (US$2.5 million) in the first quarter of 2023, compared to a loss from operations of RMB52.8 million in the first quarter of 2022. Non-GAAP2 loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB15.4 million (US$2.2 million) in the first quarter of 2023.

Net loss was RMB7.5 million (US$1.1 million) in the first quarter of 2023, compared to a net loss of RMB41.7 million in the first quarter of 2022. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB5.9 million (US$0.9 million) in the first quarter of 2023.

Net loss attributable to ordinary shareholders was RMB7.0 million (US$1.0 million) in the first quarter of 2023, compared to a net loss attributable to ordinary shareholders of RMB40.4 million in the first quarter of 2022. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB5.4 million (US$0.8 million) in the first quarter of 2023.

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

As of March 31, 2023, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB960.2 million (US$139.8 million).

Business Outlook

For the second quarter of 2023, Tuniu expects to generate RMB88.7 million to RMB92.4 million of net revenues, which represents a 140% to 150% increase year-over-year compared with net revenues in the corresponding period in 2022. This forecast reflects Tuniu's current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on June 9, 2023, (8:00 pm, Beijing/Hong Kong Time, on June 9, 2023) to discuss the first quarter 2023 financial results.

To participate in the conference call, please dial the following numbers:

US	1-888-346-8982
Hong Kong	852-301-84992
Mainland China	4001-201203
International	1-412-902-4272

Conference ID: Tuniu 1Q 2023 Earnings Conference Call

A telephone replay will be available one hour after the end of the conference call through June 16, 2023. The dial-in details are as follows:

US	1-877-344-7529
International	1-412-317-0088

Replay Access Code: 8229010

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers integrated travel service with a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; the impact of the COVID-19 on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to loss from operations, net loss, net loss attributable to ordinary shareholders, which excludes share-based compensation expenses, amortization of acquired intangible assets and net gain on disposals of subsidiaries. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Tuniu encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	153,835	210,010	30,580
Restricted cash	44,052	28,617	4,167
Short-term investments	724,413	721,555	105,067
Accounts receivable, net	33,644	66,568	9,693
Amounts due from related parties	1,030	2,434	354
Prepayments and other current assets	242,994	235,740	34,326
Total current assets	1,199,968	1,264,924	184,187

Non-current assets
Long-term investments	230,562	230,045	33,497
Property and equipment, net	85,182	82,247	11,976
Intangible assets, net	30,672	29,605	4,311
Land use right, net	92,590	92,075	13,407
Operating lease right-of-use assets, net	33,204	39,385	5,735
Goodwill	114,661	114,661	16,696
Other non-current assets	91,091	87,692	12,769
Total non-current assets	677,962	675,710	98,391
Total assets	1,877,930	1,940,634	282,578

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities
Short-term borrowings	7,517	8,747	1,274
Accounts and notes payable	261,873	299,524	43,614
Amounts due to related parties	4,710	4,250	619
Salary and welfare payable	26,507	25,308	3,685
Taxes payable	4,047	2,739	399
Advances from customers	98,899	133,744	19,475
Operating lease liabilities, current	12,439	4,336	631
Accrued expenses and other current liabilities	358,312	359,342	52,323
Total current liabilities	774,304	837,990	122,020

Non-current liabilities
Operating lease liabilities, non-current	26,482	38,760	5,644
Deferred tax liabilities	6,839	6,636	966
Long-term borrowings	11,959	10,230	1,490
Total non-current liabilities	45,280	55,626	8,100
Total liabilities	819,584	893,616	130,120

Redeemable noncontrolling interests	27,200	27,200	3,961

Equity
Ordinary shares	249	249	36
Less: Treasury stock	(288,600)	(288,182)	(41,963)
Additional paid-in capital	9,125,655	9,125,770	1,328,815
Accumulated other comprehensive income	298,981	294,941	42,947
Accumulated deficit	(8,028,261)	(8,035,278)	(1,170,027)
Total Tuniu Corporation shareholders’ equity	1,108,024	1,097,500	159,808
Noncontrolling interests	(76,878)	(77,682)	(11,311)
Total equity	1,031,146	1,019,818	148,497
Total liabilities, redeemable noncontrolling interests and equity	1,877,930	1,940,634	282,578

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2022	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	RMB	US$
Revenues
Packaged tours	14,375	4,968	40,130	5,843
Others	27,104	22,358	23,051	3,356
Net revenues	41,479	27,326	63,181	9,199
Cost of revenues	(25,666)	(15,125)	(24,301)	(3,538)
Gross profit	15,813	12,201	38,880	5,661

Operating expenses
Research and product development	(16,185)	(10,922)	(14,328)	(2,086)
Sales and marketing	(29,783)	(22,858)	(19,987)	(2,910)
General and administrative	(27,658)	(33,119)	(22,319)	(3,250)
Other operating income	5,000	34,404	762	111
Total operating expenses	(68,626)	(32,495)	(55,872)	(8,135)
Loss from operations	(52,813)	(20,294)	(16,992)	(2,474)
Other (expenses)/income
Interest and investment (loss)/income	11,524	4,960	6,321	920
Interest expense	(1,950)	(1,186)	(1,149)	(167)
Foreign exchange gains/(losses), net	129	5,252	3,514	512
Other (loss)/income, net	659	2,378	1,101	160
Loss before income tax expense	(42,451)	(8,890)	(7,205)	(1,049)
Income tax benefit/(expense)	553	(219)	203	30
Equity in income/(loss) of affiliates	242	(189)	(469)	(68)
Net loss	(41,656)	(9,298)	(7,471)	(1,087)
Net loss attributable to noncontrolling interests	(1,223)	(4,916)	(454)	(66)
Net income attributable to redeemable noncontrolling interests	-	-	-	-
Net loss attributable to Tuniu Corporation	(40,433)	(4,382)	(7,017)	(1,021)
Net loss attributable to ordinary shareholders	(40,433)	(4,382)	(7,017)	(1,021)

Net loss	(41,656)	(9,298)	(7,471)	(1,087)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(130)	(8,053)	(4,040)	(588)
Comprehensive loss	(41,786)	(17,351)	(11,511)	(1,675)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.11)	(0.01)	(0.02)	0.00
Net loss per ADS - basic and diluted*	(0.33)	(0.03)	(0.06)	0.00

Weighted average number of ordinary shares used in computing basic and diluted loss per share	371,079,992	371,365,207	371,394,686	371,394,686

Share-based compensation expenses included are as follows：
Cost of revenues	77	19	18	3
Research and product development	243	19	18	3
Sales and marketing	121	57	(16)	(2)
General and administrative	534	803	758	110
Total	975	898	778	114

*Each ADS represents three of the Company's ordinary shares.

Reconciliations  of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended March 31, 2023
		Share-based	Amortization of acquired	Net gain on	Non-GAAP
	GAAP Result	Compensation	intangible assets	disposals of subsidiaries	Result
Loss from operations	(16,992)	778	828	-	(15,386)

Net loss	(7,471)	778	828	-	(5,865)

Net loss attributable to ordinary shareholders	(7,017)	778	828	-	(5,411)

	Quarter Ended December 31, 2022
		Share-based	Amortization of acquired	Net gain on	Non-GAAP
	GAAP Result	Compensation	intangible assets	disposals of subsidiaries	Result
Loss from operations	(20,294)	898	1,434	(32,165)	(50,127)

Net loss	(9,298)	898	1,434	(32,165)	(39,131)

Net loss attributable to ordinary shareholders	(4,382)	898	1,434	(32,165)	(34,215)

	Quarter Ended March 31, 2022
		Share-based	Amortization of acquired	Net gain on	Non-GAAP
	GAAP Result	Compensation	intangible assets	disposals of subsidiaries	Result
Loss from operations	(52,813)	975	2,236	-	(49,602)

Net loss	(41,656)	975	2,236	-	(38,445)

Net loss attributable to ordinary shareholders	(40,433)	975	2,236	-	(37,222)